Exhibit 99.C

Confidential Information Redacted *

LOAN AGREEMENT

This Loan Agreement (this “Agreement”) is entered into as of December 30, 2014 by and between Unicorn Riches Limited (麒裕有限公司) (“Lender”) and Verne Capital Limited (“Borrower”).

RECITALS

Borrower wishes to obtain that certain loan from Lender, and Lender desires to extend such loan to Borrower with security provided by Borrower for payment and discharge of such loan.  This Agreement sets forth the terms and conditions on which Lender will advance the loan to Borrower and Borrower will repay the amounts owing to Lender.

AGREEMENT

The parties agree as follows:

1.                                      LOAN AND TERMS OF PAYMENT.

(a)                                 Loan.  Borrower may request a Loan in an aggregate amount up to the Commitment to be funded to the account set forth in Exhibit B attached hereto. Lender’s obligation to make such Loan under this Agreement is subject to (i) no Event of Default having occurred and continuing and (ii) the execution, delivery and filing of such instruments and agreements, and completion of such other matters, as set out in Section 3 below. Whenever Borrower intends to borrow the Loan, Borrower will notify Lender in writing no later than 12:00 p.m. Beijing Time on the Business Day prior to the Business Day on which the Loan is to be made.

(b)                                 Payments.  Subject to the provision under Section 7 hereof to release Borrower’s obligations to further repay the Loan and interest in the event that Borrower has sold or transferred all Mortgaged Shares to repay the Loan, Borrower shall pay interest on the amount outstanding under the Loan in arrears in an amount equal to the Interest Rate on the Maturity Date, provided that: (i) if Borrower prepays the Loan in whole in accordance with paragraph (1)(c) below, Borrower shall pay interest equal to the Interest Rate on the principal amount of the Loan prepaid, on the date of such prepayment in whole; and (ii) if Borrower prepays the Loan in part (but not in whole) in accordance with paragraph (1)(c) below, Borrower shall pay interest equal to the Interest Rate on the principal amount of the Loan prepaid, on the date of such prepayment in part.  Borrower shall repay the outstanding amount of the Loan, plus any accrued but unpaid interests, on the Maturity Date, provided that if the value of the Mortgaged Shares constituting class A ordinary shares of the Company (based on the closing price of the Company ADS quoted by the NASDAQ Stock Exchange) on the date that is ten (10) Business Days prior to the Maturity Date is less than the outstanding amount of the Loan, plus any accrued and unpaid interests expected to be paid on the Maturity Date, Lender shall have the right to demand that Borrower convert, and Borrower shall convert as soon as possible but in any event prior to the Maturity Date, part or all of the Mortgaged Shares constituting class B ordinary shares of the Company into class A ordinary shares of the Company such that the value of the Mortgaged Shares constituting class A ordinary shares of the Company (based on the closing price of the Company ADS quoted by the NASDAQ Stock Exchange) is equal to at least the outstanding amount of the Loan plus any accrued and unpaid interests expected to be paid on the Maturity Date, to facilitate its sale for the purpose of the repayment of the Loan, unless Lender agrees in writing to another method for the repayment of the Loan.  The “Interest Rate” shall be equal to * per cent (*%) per annum, provided that following the date of this Agreement, Lender shall use its commercially reasonable efforts to obtain a loan from a commercial bank in an amount equal to the principal amount of the Commitment (the “Lender Loan”, and the date that Lender draws down such Lender Loan, the “Lender Loan Date”). In the event that Lender draws down the Lender Loan, the Interest Rate shall be equal to * per cent (*%) per annum for the period from the date Borrower draws down the Loan until (but excluding) the Lender Loan Date, and the then current market interest rates (as applicable) with respect to Lender obtaining the Lender Loan from another commercial bank, subject to certain adjustments to be made based on the costs and expenses of Lender obtaining such Lender Loan or any other costs incurred or payable by Lender with respect to such Lender Loan due to an Event of Default, for the period from (and including) the Lender Loan Date until the Maturity Date.  Lender shall notify Borrower in writing immediately upon its drawdown of the Lender Loan.  Interest shall be calculated on the basis of a 360 day year for the actual number of days elapsed.  For the avoidance of doubt, in the

*  Certain portions of this Exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed separately with the SEC.

event that no agreement is reached between Lender and a commercial bank prior to the Maturity Date, all the terms and conditions as specified in this Agreement, including the Maturity Date and the Interest Rate, shall continue to apply.

(c)                                  Prepayment Allowed.  Borrower may prepay the whole or any part of the Loan from time to time before the Maturity Date without penalty or premium, provided that each prepayment that Borrower makes shall permanently reduce the Commitment by the amount of such prepayment.  Borrower shall use its best efforts to obtain a loan from a commercial bank and shall use the proceeds received from such loan to prepay the outstanding principal amount of the Loan, plus any accrued but unpaid interests, after June 30, 2015.

2.                                      Term.  This Agreement shall become effective on the date set forth above and shall continue in full force and effect for so long as any Obligations remain outstanding or Lender has any obligation to make the Loan under this Agreement.  Notwithstanding the foregoing, Lender shall have the right to terminate its obligation to make the Loan under this Agreement immediately upon written notice while an Event of Default is continuing.

3.                                      Conditions of the Loan.  The obligation of Lender to make the Loan to Borrower is subject to the condition precedent that Lender shall have received, in form and substance reasonably satisfactory to Lender, such documents, and completion of such matters, as Lender may reasonably deem necessary or appropriate, including, without limitation:

(a)                                 an original of each of this Agreement and the Share Mortgage duly executed by the parties to it;

(b)                                 the closing contemplated by the Subscription Agreement shall occur substantially simultaneously with the date of the Loan is made and in any event on or prior to December 31, 2014;

(c)                                  Lender shall have received evidence of all authorizations required by Borrower (i) in connection with its or his entry into, performance, validity and enforceability of, and the transactions contemplated by, the Loan Documents to which it or he is a party and (ii) to make the Loan Documents admissible in evidence in the Relevant Jurisdictions; and

(d)                                 an original of the share certificate(s) of the Mortgaged Shares and copy of all notices required to be sent and other documents required to be executed or delivered under the this Agreement and the Share Mortgage; and

(e)                                  evidence that LTV Ratio is not more than *%.

4.                                      Representations and Warranties.  Borrower represents to Lender as follows, which representations shall be deemed to be repeated on each day the Loan remains outstanding:

(a)                                 Power and Authority.  Borrower has the power to enter into and perform, and has taken all necessary actions to authorize the entry into, delivery and performance of the Loan Documents to which it or he is or will be a party and the transactions contemplated by the Loan Documents.

(b)                                 Authorizations.  All authorizations required by Borrower (i) in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Loan Documents to which it or he is a party and (ii) to make the Loan Documents admissible in evidence in the Relevant Jurisdictions, in each case of clauses (i) and (ii) have been obtained or effected (as appropriate) and are in full force and effect.

(c)                                  Use of Proceeds.  Borrower shall use the proceeds of the Loan solely for the purpose of purchasing 3,731,034 Class A ordinary shares of the Company, which shall form part of the Mortgaged Shares.

(d)                                 Litigation.  There is no claim or litigation pending or threatened against Borrower that, either separately or in the aggregate, if adversely determined would be reasonably likely to result in damages in excess of US$250,000.

(e)                                  Information.  All information provided to Lender by Borrower on or prior to the date of this Agreement is true and correct in all material respects, and no representation or other statement made by Borrower to Lender contains any untrue statement of a material fact or omits to state a material fact necessary to make any statements made to Lender not materially misleading at the time made.

(f)                                   Full Disclosure.  No material representation, warranty or other statement made by Borrower in any certificate or written statement furnished to Lender in connection with the transactions contemplated by or pursuant to the Loan Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the factual statements contained in such certificates or statements taken as a whole not materially misleading as of the time made or delivered in light of the circumstances under which it was made or delivered, provided that notwithstanding anything else contained in this Agreement or any Loan Document, Borrower does not make any representation, warranty or guaranty as to any projections furnished to Lender.

(g)                                 No Conflict.  The entry into and performance by Borrower of, and the transactions contemplated by, the Loan Documents to which it and he is a party do not conflict with (i) any law or regulation applicable to Borrower, (ii) in respect of Borrower only, Borrower’s or any of its subsidiaries’ constitutional documents, or (iii) any document which is binding upon Borrower or any of its subsidiaries or any of its or its subsidiaries’ assets.

(h)                                 No Consent.  The entry into and performance by Borrower of, and the transactions contemplated by, the Loan Documents to which it or he is a party do not require any consent, permit, notice or waiver from or to the Company or any third party.

5.                                      Negative Pledge.  Without prior written consent of Lender, Borrower shall not and shall cause Borrower’s subsidiaries, if any, not to sell, transfer, pledge or otherwise dispose of any securities of the Company (other than the Mortgaged Shares) unless all the proceeds of such sale, transfer, pledge or disposition shall be used by Borrower to prepay the outstanding amount of the Loan.

6.                                      Events of Default.  Any one or more of the following shall constitute an Event of Default under this Agreement (and an Event of Default shall be “continuing” if it has not been remedied or waived):

(a)                                 Borrower fails to pay any amount due under the Loan Documents on the due date, or fails to comply with any provision of this Agreement or any of the Loan Documents, unless the non-payment is caused by technical or administrative error and is remedied within three (3) Business Days of the due date;

(b)                                 The LTV Ratio on any day after October 31, 2015 becomes greater than *% and Borrower fails to comply with its obligations under Section 7;

(c)                                  An Event of Default occurs under any of the Loan Documents;

(d)                                 Any warranty, representation, statement, report or certificate made or delivered to Lender by Borrower or on Borrower’s behalf shall be materially untrue or misleading;

(e)                                  If Borrower is in default under any other financial obligation to any person in an amount exceeding US$1 million;

(f)                                   An administration order is made in relation to Borrower or a receiver or manager or administrative receiver is appointed in respect of Borrower or any of its assets or any distress or execution is levied on or affects any of Borrower’s property or assets or Borrower enters into liquidation or is deemed to be insolvent or unable to pay its debts; or

(g)                                 Any petition is presented, any resolution is proposed or any other steps or proceedings are taken which (i) may lead to any such occurrences referred to in (f) above in respect of Borrower and (ii) such petition, resolution, step or proceeding is not duly discharged or dismissed within ten (10) Business Days of its commencement.

7.                                      Collateral Top Up.  Borrower shall within five (5) Business Days upon receiving a written notice from Lender that the LTV Ratio on any day after October 31, 2015 exceeds *%, (a) provide additional class A or class B ordinary shares of the Company, or any other additional collateral subject to the sole discretion of Lender, to Lender and execute any amendment agreement to the Share Mortgage and any other additional documents as Lender reasonably requires to mortgage and charge the same to Lender pursuant to the Share Mortgage, so as to restore the LTV Ratio to not more than *%, or (b) sell or transfer part or all of Mortgaged Shares and use the proceeds received to prepay such portion of the outstanding principal amount of the Loan plus any accrued but unpaid interests so as to restore the LTV Ratio to not more than *%.  All of Borrower’s obligations under this Agreement or other Loan Documents, including without limitation the obligation to further repay the Loan, plus any accrued but unpaid interests and the obligation to provide additional collateral hereunder, shall be released in the event that all the Mortgaged Shares (including any additional collateral provided by Borrower pursuant to clause (a) of this Section 7 above) and Related Rights (as defined in the Share Mortgage) have been sold or transferred and the proceeds have been applied to repay the Loan in each case pursuant to the Share Mortgage.

8.                                      Further Assurance.  Borrower shall promptly take such steps necessary or appropriate to maintain and protect the interests of Lender under the Loan Documents, including the execution of any further instrument or document (including giving any requisite notice to assign Borrower’s registration rights to Lender under the Third Amended and Restated Investors’ Rights Agreement dated as of August 28, 2013) or taking any further action as Lender may reasonably require.

9.                                      Remedies.

(a)                                 Remedies.  While an Event of Default is continuing, Lender, at its option, may do any one or more of the following: (a) accelerate and declare the Obligations to be immediately due, payable, and performable; (b) set off and apply to the Obligations any and all balances and deposits of Borrower held by Lender; (c) exercise all rights available to it under applicable law, including without limitation the right to liquidate the Mortgaged Shares and apply the proceeds thereof to reduce the Obligations; and (d) apply amounts received first to the reasonable costs, expenses, liabilities, obligations and attorneys’ fees incurred by Lender in the exercise of its rights under this Agreement, second to the interest due upon any of the Obligations, and third to the principal of the Obligations, in such order as Lender shall determine in its sole discretion.

(b)                                 Remedies Cumulative.  In addition to the rights and remedies set forth in this Agreement, Lender shall have all the other rights and remedies accorded a secured party under applicable laws, and under any other instrument or agreement now or in the future entered into between Lender and Borrower, and all of such rights and remedies are cumulative and none is exclusive.  Exercise or partial exercise by Lender of one or more of its rights or remedies shall not be deemed an election, nor bar Lender from subsequent exercise or partial exercise of any other rights or remedies.  The failure or delay of Lender to exercise any rights or remedies shall not operate as a waiver thereof, but all rights and remedies shall continue in full force and effect until all of the Obligations have been fully paid and performed.

10.                               Waivers.  The failure of Lender at any time or times to require Borrower to strictly comply with any of the provisions of this Agreement or any other present or future agreement between Borrower and Lender shall not waive or diminish any right of Lender later to demand and receive strict compliance therewith.  Any waiver of any default shall not waive or affect any other default, whether prior or subsequent, and whether or not similar.  None of the provisions of this Agreement or any other agreement shall be deemed to have been waived except by a specific written waiver signed by an authorized officer of Lender.  Borrower waives demand, protest, notice of protest and notice of default or dishonor, notice of payment and nonpayment, release, compromise, settlement, extension or renewal of any commercial paper, instrument, account, general intangible, document or guaranty at any time held by Lender on which Borrower is or may in any way be liable, and notice of any action taken by Lender, unless expressly required by this Agreement.

11.                               Governing Law.  This Agreement shall be governed and construed in accordance with the laws of New York State, excluding that State’s choice of law principles, and all claims relating to or arising out of this Agreement, or the breach thereof, whether sounding in contract, tort or otherwise, shall likewise be governed by the laws of New York State, excluding that State’s choice of law principles.

12.                               Dispute Resolution.  Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other. The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be three (3) arbitrators.  The claimants in the Dispute shall collectively choose one arbitrator, and the respondents shall collectively choose one arbitrator.  The Secretary General of the HKIAC shall select the third arbitrator, who shall be qualified to practice law in Hong Kong.  If any of the members of the arbitral tribunal have not been appointed within thirty (30) days after the Arbitration Notice is given, the relevant appointment shall be made by the Secretary General of the HKIAC.

13.                               Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall nevertheless remain in full force and effect and shall in no way be affected, impaired or invalidated.  Upon such determination that any term, provision, covenant or restriction is invalid, illegal, void, unenforceable or against regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the Loan and other transactions contemplated by the Loan Documents are consummated as originally contemplated to the greatest extent possible.

14.                               General.  This Agreement and such other written agreements, documents and instruments as may be executed in connection herewith are the final, entire and complete agreement between Borrower and Lender and supersede all prior and contemporaneous negotiations and oral representations and agreements, all of which are merged and integrated in this Agreement.  There are no oral understandings, representations or agreements between the parties which are not set forth in this Agreement or in other written agreements signed by the parties in connection herewith.  The terms and provisions of this Agreement may not be waived or amended, except in a writing executed by Borrower and a duly authorized officer of Lender.  Lender may assign all or any part of its interest in this Agreement and the Obligations to any person or entity, or grant a participation in, or security interest in, any interest in this Agreement, with notice to, but without consent of, Borrower.  Borrower may not assign any rights under or interest in this Agreement without Lender’s prior written consent.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one agreement.  Unless otherwise defined herein, all initially capitalized terms in this Agreement shall be as defined on Exhibit A attached hereto.

UNICORN RICHES LIMITED (麒裕有限公司)		VERNE CAPITAL LIMITED

By:	/s/ Shunlong Wang	By:	/s/ Haifeng Yan
Title:		Title:	Director

Address for notices:		Address for notices:

Unicorn Riches Limited (麒裕有限公司) Attn: Chen Wen 6F, South Tower C, Raycom Info Tech Park No.2 Kexueyuan South Road Haidian District, Beijing, 100190 People’s Republic of China		Verne Capital Limited Attn: Haifeng Yan Tuniu Building, No. 699-32 Xuanwudadao, Xuanwu District Nanjing, Jiangsu Province 210042, People’s Republic of China

EXHIBIT A

DEFINITIONS

“Average Daily Traded Value” means, on each Determination Date, one-third (1/3) of the average daily traded value of American Depository Shares of the Company (the “Company ADS”), each of which represents three (3) class A ordinary shares of the Company, on such day, being calculated by (a) firstly adding up, for each of the seven (7) trading days immediately preceding the Determination Date (the “Determination Period”), the product of (i) the closing price of the Company ADS quoted by the NASDAQ Stock Exchange on each such trading day and (ii) the volume of the Company ADS traded on the NASDAQ Stock Exchange on the relevant trading day, and (b) then dividing it by the total volume of the Company ADS traded on the NASDAQ Stock Exchange during the Determination Period, provided that, if the Company ADS are suspended for trading on the NASDAQ Stock Exchange on any one or more trading days during the Determination Period, such trading day or days shall be excluded from the Determination Period and the remaining trading days comprised in the Determination Period shall be used in the computation of the Average Daily Traded Value instead and, for the avoidance of doubt, if the Company ADS are suspended for trading on the NASDAQ Stock Exchange for the whole of the Determination Period, the Average Daily Traded Value shall be deemed to be zero.

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for general business in the State of New York and People’s Republic of China.

“Commitment” means US$15,000,000.

“Company” means Tuniu Corporation, a company incorporated in the Cayman Islands.

“Loan” means the loan made or to be made under this Agreement or the principal amount outstanding at any time of the loan made or to be made under this Agreement.

“Loan Documents” means this Agreement, the Share Mortgage, and any other agreements entered into in connection with this Agreement, in all cases as amended from time to time.

“LTV Ratio” means, on any Business Day in the State of New York from October 31, 2015 until the Maturity Date (the “Determination Date”), the ratio of (a) the Loan outstanding and any accrued but unpaid interest on that day to (b) the market value of the Mortgaged Shares on that day, being calculated by multiplying the Average Daily Traded Value with the total number of Mortgaged Shares on that day, expressed in a percentage.

“Maturity Date” means December 31, 2015, which may be extended to January 20, 2016 upon mutual agreement of Lender and Borrower in writing.

“Mortgaged Shares” shall have its meaning as defined in the Share Mortgage.

“Obligations” means and includes any and all loans, advances, overdrafts, debts, liabilities (including, without limitation, any and all amounts charged to Borrower’s account pursuant to any agreement authorizing Lender to charge Borrower’s account), obligations, lease payments, guaranties, covenants and duties of any kind and description owing by Borrower to Lender under the Agreement, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including, without limitation, all interest and fees not paid when due.

“Relevant Jurisdictions” means Cayman Islands, New York and British Virgin Islands.

“Share Mortgage” means the Share Mortgage Agreement between Lender and Borrower dated on or about the date of this Agreement.

“Subscription Agreement” means the Subscription Agreement, dated as of December 15, 2014, by and among the Company and the purchasers listed therein.

“US$” means the lawful currency for the time being of the United States of America.

EXHIBIT B

DESIGNATED ACCOUNT DETAILS OF BORROWER

Beneficiary Name:	*
Beneficiary Address:	*
Beneficiary A/C No.:	*
Beneficiary Bank Name:	*
Bank Address:	*
SWIFT code:	*